Filed by Corn Products International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Corn Products International, Inc.
Commission File No.: 001-13397
Forward Looking Statements
This material contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Corn Products International, Inc. and Bunge Limited, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Corn Products and Bunge.
Relevant risks and uncertainties include those referenced in Corn Products’ and Bunge’s filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below. Risks and uncertainties relating to the proposed merger include: required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or may be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Corn Products assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.
Additional Information
This material is not a substitute for the joint proxy statement/prospectus and any other documents Corn Products International, Inc. and Bunge Limited intend to file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be, and other documents filed or to be filed by Corn Products and Bunge with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Corn Products’ website at www.cornproducts.com under the tab “Investors” and then under the heading “Financial Reports” and then under the heading “SEC Filings” and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations, and by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations.
     Neither Corn Products nor Bunge is currently engaged in a solicitation of proxies from the securityholders of Corn Products or Bunge in connection with the proposed merger. If a proxy solicitation commences, Corn Products, Bunge and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available.
Event ID: 1882805
Culture: en-US
Event Name: Bunge Limited and Corn Products to Combine Conference Call
Event Date: 2008-06-23T12:30:00 UTC
******************************************************
Notes:
Converted From Text Transcript
1882805
BUNGE LIMITED Conference Call
June 23, 2008
C: Mark Haden; Bunge Ltd.; Director — IR
C: Alberto Weisser; Bunge Ltd.; Chairman, CEO
C: Sam Scott; Corn Products International; Chairman, President, CEO
C: Jackie Fouse; Bunge Ltd.; CFO
P: Vincent Andrews; Morgan Stanley; Analyst
P: Ken Zaslow; BMO Capital Markets; Analyst
P: David Driscoll; Citigroup; Analyst
P: Christine McCracken; Cleveland Research; Analyst
P: Christina McGlone; Deutsche Bank; Analyst
P: Robert Moskow; Credit Suisse; Analyst
+++ presentation
Operator: Good day ladies and gentlemen, and welcome to the Bunge Limited Conference Call. My name is Francis, and I’ll be your coordinator for today. At this time all participants are in listen-only mode. We will conduct a question-answer session towards the end of this conference.
(OPERATOR INSTRUCTIONS)

As a reminder, this conference is being recorded for replay purposes. I would now like to turn the call over to Mr. Mark Haden. Please proceed.
Mark Haden: Thank you, Francis. Good morning. Before we get started, I wanted to inform those of you who may not have seen it in the press release this morning that we have prepared a slide presentation to accompany today’s discussion. It can be found in the Investor Information section of our website, bunge.com, as well as Corn Products’ website, cornproducts.com.
I’d like to direct you to Slide Two and remind you that today’s presentation includes forward-looking statements that reflect Bunge’s and Corn Products’ current views with respect to future events, financial performance and industry conditions. These forward-looking statements are subject to various risks and uncertainties.
Bunge and Corn Products have provided additional information in their reports on file with the SEC concerning factors that could cause actual results to differ materially from those contained in this presentation and encourages you to review these factors.
Participating on the call today are Alberto Weisser, Chairman and CEO of Bunge, Sam Scott, Chairman, President and CEO of Corn Products, and Jackie Fouse, CFO of Bunge. I’ll now turn the call over to Alberto.
Alberto Weisser: Good morning everyone, and thank you for joining us on short notice. As you saw in this morning’s press release, we are excited to announce that we have signed a definite agreement to combine with Corn Products, a leading player in the corn value chain.
Before Sam and I discuss the transaction, I want to briefly touch on our other announcement this morning in which we increased our 2008 full-year earnings guidance from $7.10 to $7.40 per share to $9.35 to $9.65 per share. This increase is attributed to better than expected performance in Bunge’s Agribusiness and Fertilizer segments.
In terms of markets, customer has been firm despite higher commodity prices. Oilseed processing margins in general are strong around the world, and high international fertilizer prices are benefiting margins in our Fertilizer business.
However, in addition to opportunities, today’s volatile, high price environment create challenges for participants throughout the food production chain, in our role as a physical link between farmers and customers, prudent management of working capital and risk will continue to be essential in the coming months. With that backdrop, let’s discuss the highly compelling combination of Bunge and Corn Products. Let me start with a quick overview of the transaction terms and structure, which you can find on slide four.
It is an all stock, tax-free acquisition under which Corn Products’ shareholders will receive a fraction of Bunge common share equal to $56 in value subject to adjustments. The calculation to reach the exact number of Bunge’s shares that Corn Products’

stockholders will receive is described in detail at the end of the presentation. This purchase price represents approximately a 30% premium to the closing price of Corn Products’ shares on Friday of $42.90 and approximately a 25% premium to the 20-day average trading price of $44.90.
The aggregate transaction value is $4.8 billion, including assumption of approximately $414 million of Corn Products’ net debt. We expect the closing of the transaction to occur in the fourth quarter of 2008 subject to customary approvals and closing conditions.
Now, let me speak to the rationale and vision behind this transaction. An important part of Bunge’s global strategy is to grow by expanding our business into complementary value chains, value chains in which we can utilize our existing operations to drive additional growth and generate greater value. We have done this in grains and recently in sugar.
By establishing Bunge as an integrated global player in corn, the combination with the Corn Products is the next logical step. It makes us a leading participant in an attractive growth business and creates new opportunity through integration with our other operations to generate greater value from our core businesses.
We see several distinct benefits. First, this transaction will benefit our customers. Adding Corn Products’ value chain to our business will allow us to offer customers a broader portfolio of products including sweeteners, starch and value-added ingredients, and we will be able to serve customers better through integrated distribution channels and by linking our product development functions.
Second, it expands our geographic scope. Corn Products has a strong and strategic global network of operations. Combining our operations will give us improved balance and provide opportunities to expand in places where we have a small or no presence today.
Third, by combining our operations, we will be able to generate incremental profit and cost savings through improved supply chains, risk management and customer-facing activities. Lastly, the all-stock transaction strengthens the balance sheet and will help support the future growth of the larger business.
We have pursued growth through both organic investment and strategic acquisitions. In fact, Bunge has a history of pursuing acquisition that provides strong platforms for continued growth and expansion. In the past decade, we have done both large and small transactions that have increased our scale, improved our geographic balance and broadened our product portfolio.
Our track record in integrating these companies is solid. We believe this will be no different. We will dive into each one of these areas in greater detail in a moment. But before that, let me introduce Sam who will tell you a bit more about Corn Products and the areas in which it operates. Sam?

Sam Scott: Thank you Alberto, and good morning. Let me start by saying I’m very pleased to speak with you today. Without question, we believe this is the right step for Corn Products, for our investors, our customers and our employees. We’ve known Alberto and his team for many years and admire their company, their products and their global presence. We believe they will make an ideal partner, and we’re looking forward to working with them.
For those of you who don’t know us as well as you know Bunge, let me tell you a little about Corn Products and why we think this transaction makes sense. From an economic point of view, our recent financial results attest, Corn Products has solid fundamentals with strong sales growth, balance sheet and cash flow. We expect our 2003 to 2008 earnings per share compounded annual growth rate to be between 22% and 24% based on our guidance for 2008.
Corn Products is a leading global corn refiner and supplier of higher-valued ingredients and industrial products. We have a broad range of products including sweeteners, starches and co-products. Our customer base is also broad. Our products are sold in 70 countries to over 60 industries within the food and industrial sector. Our revenues are divided across a variety of segments with processed foods and soft drinks making up about 20% each and brewers and animal feed each comprising about 10%.
There are quite a number of areas and customers that we share with Bunge, presenting a terrific opportunity to grow our business by serving as a stronger, single-source provider. As Alberto mentioned, with 34 plants in 15 countries, we have a wide global footprint with leading positions in numerous key growth geographies.
We have a leading share of capacity in South America, Mexico, Canada and Pakistan, and we’re a top-tier producer in South Korea and Thailand. In addition, we’re the only North American corn refiner with a full-scale starch and sweetener facilities in all three countries. As Alberto said, adding our company to Bunge makes a strong, strategic sense especially given the enhanced ability to leverage the future potential of the corn value chain.
We have a promising outlook for growth in our core markets. The global starch and sweetener markets are growing at approximately 5% per year. Rising per capita income, desire for improved diets and enhanced technology and innovative products applications will all combine to growth in corn products. These trends are the same that drive demand for Bunge’s products.
In short, we’re excited to be partnering with a team we know and respect, and the fit couldn’t be better. We’re delivering current value to our shareholders with participation in a larger, more diverse company, and our people are energized and motivated. And with that, I’ll turn the call back over to Alberto.
Alberto Weisser: Thanks, Sam. Let’s now drill down on some of the points that Sam just referenced. As the map in our presentation shows, in terms of global footprint, upon closing the company, the combined company will have approximately 32,000 employees in 40 countries.
Both companies will benefit. Together, we will have a strengthened presence in North and South America, which will improve our ability to serve customers in these important regions. And importantly, we will be able to utilize each other’s operations to expand in new geographies. Bunge will gain the advantage of Corn Products’ large presence in Mexico and in other parts of South America as well as its operations in Africa and Asia.
By capitalizing on Bunge’s global footprint, Corn Products will have the opportunity to expand in India and sell products to Europe. Both companies will benefit in China where Bunge will provide Corn Products access to the food industry, and Corn Products provides a broader product portfolio.
Slide eight, which is a simplified view of our operations shows how corn wet milling fits into our business. By integrating the corn value chain into Bunge’s operations, we will be better able to create incremental value. We can apply Bunge’s strength in supply chain and risk management to Corn Products’ operations while at the same time we can build upon Corn Products’ capabilities in product innovation.
Shared distribution provides additional value. In fact, we already have a partnership in Brazil supplying the bakery industry that has proved highly successful. Of course, expanding our operations into new products and geographies can provide additional opportunities to build our overall business by capitalizing on new trade flows and by managing logistics and risk well.
We will see the same type of diversification in strengthening our product portfolio. Corn Products brings us strength in value-added products and special ingredients such as glucose, liquid dextrose, crystalline dextrose, polyols and fermentation products. These products have strong global growth prospects, as Sam mentioned earlier, and the technologies in these businesses can be migrated to expand our potential activities in biofuels and other areas.
There’s meaningful overlap in some segments, namely in the food processor, brewing, bakery and animal feed markets. In some instances, Bunge and Corn Products supply the same customers and we believe this transaction will enable us to serve them better.
Turning to Slide 11, both sets of shareholders will benefit from their stake in the larger-scale, first-year agribusiness and food company. We anticipate annual cost savings and incremental profit opportunities to be in the range of $100 million to $120 million.
Importantly, we plan to recognize cost synergies without any plant closures as a result of this transaction. We see this combination creating a larger company with more opportunities for that entire enterprise and our employees, and this transaction will have a positive impact on our balance sheet, which will support future growth.

We have a track record of integrating assets that make strategic sense for our company. This includes assets that have established or enhanced our leading position in key value chains, products and regions. Corn Products represents our largest acquisition to date and will have a significant strategic impact on our business.
Finally, you can see some additional detail on the terms of the transaction. Before we open the line for questions, I just want to reiterate that we are very excited about the opportunities presented by this transaction. Corn Products is a clear leader in growing businesses and will undoubtedly make tremendous contribution to the Bunge organization. Operator, we will now be happy to take questions.
+++ q-and-a
Operator: (OPERATOR INSTRUCTIONS). And your first question is from the line of Vincent Andrews. Please proceed.
Vincent Andrews: Good morning everyone, and congratulations.
Alberto Weisser: Good morning, Vincent.
Vincent Andrews: A few questions here, I guess why not start with the guidance just to get that out of the way. Based on our estimates, I’m not surprised that you’ve raised the numbers to this level, but you’ve been very conservative with guidance to date. Is it fair to say that all the same caveats that you’ve been giving us all year in relation to the farmer and fertilizer prices and so forth apply to this new guidance as well?
Alberto Weisser: It’s a little bit different now because we are already in the middle of the year, so we have much more visibility about what South American crop was and how the planting is of the new one, the selling of farmers — the selling of fertilizer to farmers.
I think we have a little bit more knowledge about how things are going, but obviously there are always opportunities and risks out there. We felt it was important to come out with the guidance at this time because of the transaction, so it is always our best estimate, the most realistic estimate of how the year will be.
Vincent Andrews: Okay, and — Mark, is that you?
Mark Haden: Yes.
Vincent Andrews: Oh, okay. Could you — is there any sort of split that you could give between Fertilizer and Agribusiness in terms of the guidance raise?
Alberto Weisser: The way we see this Vincent is, there’s a little bit more of the — some of the incremental — the guidance, or the increase, there’s a little bit more in Fertilizer, but Agribusiness is also very strong.

Vincent Andrews: Okay. Okay. And then just moving onto the deal, Alberto, why now? Obviously, there are lots of great attributes of Corn Products, but some of those — the majority of them were also true two or three years ago when the stock was at a much lower valuation or share price.
Alberto Weisser: The — we have been always interested in working together. In fact, we have talked already probably nine, 10 years ago and from time to time, but for different reasons the time was not right. First of all, we were not ready.
You have to remember, we have — had a lot on our plate in the last couple of years and with growth and expansion opening up new areas, South America, fertilizer, Europe, Asia, then we had this tough 2005, 2006 years with the difficulties with farmers and the agribusiness sector, so we had this massive improvement in Europe where we had to go through and closing plants, opening up new ones, there’s only so much you can do.
And I think similarly a little bit is where Corn Products was. They have improved tremendously their operations, especially in U.S. and in North America but also have started a program five years ago of expanding into new products.
And for us, it was important to see that the pipeline of Corn Products was a robust one, the innovation skills was robust, and we got more and more convinced. So, that is why I think the timing — the stars just got aligned now, so — but we have been — we were — there was always some interest, and I’m sure it was interest on both sides.
Vincent Andrews: Okay. Last one, and then I’ll pass it along, interesting time to be making this acquisition with corn well north of $7, and your standalone business really — the price of corn is — you don’t have too much where you’re trying to pass through a higher price of corn, and that’s not going to be the same now.
How are you thinking about the high-fructose corn syrup business in the U.S.? And I know Corn Products is well hedged for 2008, but how did you deal — or, how do you think about that risk on a go-forward basis given where corn prices are?
Sam Scott: Yes.
Alberto Weisser: Yes. I will start, and then I will ask Sam to complement. One comment I would like to do is that this is exactly our business. We — all the time, we are confronted with issues of weather, of prices, volatility, so the beauty of our business is that every six months, it resets itself because farmers have to plant. If prices are high, naturally you’re going to see expansion in plantings.
And so, this is not something unusual for us. We see it all the time, so we are used to it. And when we look at these kind of transaction, we look at long term. We have a long-term view. But, I am also comfortable from what we saw, what — in our due diligence and all our analysis, outside analysis, that Corn Products is well positioned. Sam, would you like to add some?
Sam Scott: Sure, let me add something. Andrew, as you know, as you said, we’ve hedged our business on a regular basis. Over the last few years, we’ve made the market aware of the fact that we’ve gone further in multi-year contracts. We’ve more to grain-related contracts, and something that I’ve said right along is that as the ag complex goes up, we expect to see sugar go up as well. And that has in fact happened over the last couple of weeks with sugar next year, world sugar up in the 14.5-plus range for next year whereas it was about $0.10 a few months back.
So although it is a very unusual environment, we feel we’re positioned well for it. As you know around the rest of our world, outside of the U.S. and Canada where we have fixed-price businesses, we have leading market positions and in those positions, our model works well. We were able to pass the incremental corn cost through. So, we’re in pretty good shape and as Alberto and I have talked about it, we were both comfortable with going forward at the present time.
Vincent Andrews: All right. Thanks, so much. I’ll pass it along.
Alberto Weisser: Thanks, Vincent.
Operator: The next question comes from the line of Ken Zaslow. Please proceed.
Ken Zaslow: Good morning, everyone.
Alberto Weisser: Good morning, Ken.
Sam Scott: Ken, how are you doing?
Ken Zaslow: Pretty good. Alberto, I guess my first question is when you look at CPO, does this contribute to your growth outlook or to your consistency of earnings over the next three to five years? How do you see it playing out?
Alberto Weisser: I see it both. I’m impressed with the track record of growth that Corn Products have shown and the potential that is out there, and it’s a little bit different than what we are used. It’s much customer-focused. It’s much more innovation, and it’s a little bit different.
But at the same time, there are so many overlaps that makes it exciting, so probably is as much is the growth out there. We really see this transformational for Bunge as an additional growth platform, so there is a lot of room for expansion and growth. But also, it — by bulking up, by making it a larger-scale company, it helps also to mitigate some of the volatility that’s inherent in our business.

Ken Zaslow: So, do you expect to be raising your long-term growth outlook projections from what you have historically said? And, how long will that take before we see that?
Alberto Weisser: I will not say that. I will say first, we have to do the integration. We have to get very comfortable. Before we would do that, we will need a little bit of time, Ken.
Ken Zaslow: But, you do think that it will add incremental growth to your business model?
Alberto Weisser: Yes, we will.
Ken Zaslow: And does this — this does not change your CapEx program or anything like that, does it?
Alberto Weisser: No, I don’t think so. This was very important also for Bunge inside that when we talked about this that both CapEx programs for both companies have to continue. That is why we were so excited that we were able to do it on a stock exchange, on a exchanging-shares basis. And it was very important, our first priority of both companies was and is to strengthen the core business, and the second is to add complementary value chains.
So, it will not change. I think in reality, we have a little bit more space because of the combined company gives us probably a better credit rating and also all the ratios are better from a credit-rating point of view, so we have a little bit more room. I don’t think we will change our CapEx program.
Ken Zaslow: Sam, I have a question for you as well.
Sam Scott: Okay.
Ken Zaslow: You know, you kind of look at consensus for ‘09, you kind of put an average multiple on you for the history, you know you get roughly about a $53 stock price. Why sell out at $56? Does that give us the idea that maybe consensus might be wrong on ‘09 numbers?
Sam Scott: No, Ken. I won’t comment on consensus, as you know, but basically as —
Ken Zaslow: Same math we see.
Sam Scott: Hmm?
Ken Zaslow: We — you see the same math we see on — out there.
Sam Scott: Right. But basically, I’m just not going to comment on where it is, but —

Ken Zaslow: Okay.
Sam Scott: — certainly from the point of view of why now, I think we answered that before. This is an opportunity to put two very strong companies together and if you back two or three years ago, perhaps neither was quite as strong or performing quite as well as we are today.
As we look at it, as we’ve talked about it and as Alberto said, we’ve talked to each other for a number of years about the possibilities of doing different things and we’ve in fact done some ventures in South America now. It was a compelling argument to do it now, and we thought this was the appropriate time.
Ken Zaslow: And my last question, Alberto in the press release, you discussed that you think the cultures are very similar. I kind of would argue it a little differently than that. Can you give us an idea of why you think the cultures are very similar?
Alberto Weisser: Yes. What we really like is the values are very similar, team work, integrity, openness, trust, very, very similar. The entrepreneurial spirit is similar. Obviously, it’s in a different scale and in a different way, but it’s very similar, decentralized organization but integrated. These are very — very, very important and in — for us, this is the real — the tissue that bonds us together. Now, that would make the integration easier.
Now where Corn Products will help Bunge, we tend to be a little bit more commoditized or staple-type of products, and we do need — when we think about the future where the world is evolving, we do need also to have a stronger focus. We need to have more capabilities in areas to work stronger with the food-processing industry, food service and even in the retail.
So, in some areas, the culture is a little bit different, but it is critical in our industry in an integrated chain to have both capabilities, both the value-added component, both the commodity, and I think we have seen it in our oil chain that these two cultures have to work well side by side, and they can only work well side by side if you have these values and these culture. And there is where I am very, very comfortable.
Ken Zaslow: Great. I appreciate it. Thanks, guys.
Sam Scott: Thank you, Ken.
Operator: Your next question comes from the line of David Driscoll. Please proceed.
David Driscoll: Good morning, everyone.
Sam Scott: Good morning.
Alberto Weisser: Good morning, Dave.

David Driscoll: Congratulations, everybody.
Alberto Weisser: Thank you.
David Driscoll: This is a big deal. Just a quick comment on the last question there, Alberto, you said you saw this thing as incremental to growth. Did you just mean incremental in terms of like technically, it’ll add net income?
Or on a percentage basis, it doesn’t seem even remotely possible that this is incremental on a percentage growth basis given that you’ve been raising guidance in the magnitude of dollars and $2 every time we seem to get a new release, which is wonderful but nonetheless, it would seem that with $7 corn, kind of big picture here, the growth rate from the Corn Products assets combined with the growth rate of your assets in these current environments, it would seem that this is growth dilutive. How would you respond to that?
Alberto Weisser: Well, it is a complicated question. We look at the growth rate of Corn Products. We look at our growth rate. I think we — both companies will continue growing, so I don’t know exactly where you are. Probably on percentages, you might get different percentages, but we think both companies will continue growing very, very strong. So perhaps the math then is a little bit different but Jackie, can you help me there?
Jackie Fouse: Yes. Hi, David. It’s Jackie. I think the way to look at it is, we believe that that the two companies combined in certain product categories and in certain jurisdictions, we’ll be able to grow and develop in those areas faster than we would have separately because of being able to leverage the customer relationships and some of the other things.
So, there is that aspect to it. I also think that as we start to ramp up the realization of the synergies, you’ve got a few years there where until we hit the run rates on those, there should be incrementality from that once we get into it and then see it ramp up over 2009, ‘10, and ‘11.
So once we get the deal closed and see exactly how many shares we have to — we’re giving and what the pro formas look like after we’ve ironed out the purchase accounting, we’ll be able to give you a better idea of what we think things are going to look like for the intermediate term in that regard.
Alberto Weisser: But for example when I think about Mexico and we are not yet — Bunge is not in a large presence in Mexico, and Corn Products is very strong, or Colombia or Thailand or Pakistan or other areas. I think we could immediately, with the help of Corn Products, establish a base, and this will help Bunge grow more.
Vice versa is the same. We are starting to see some opportunities of using our very, very strong network in Europe to start selling products. There is capacity available. We could start doing these kind of things. And Corn Products has — also is part of a large organization with more resources. There are a couple of opportunities that they have been looking to expand into that I think we’ll be — we will be able to accelerate.
So, that is why when I look at it, and coming back to Ken’s question, I do see there’s some acceleration in growth. Now how this all exactly goes out in EPS or growth rates and so on, I don’t know. We will have to work a little bit harder. And after the closing, I’m sure we could be able to get you a little bit more color.
David Driscoll: I look forward to that. A couple of more questions. Does Corn Products benefit from the Bunge tax rate? Will we actually see the CPO tax rate go down to the Bunge level?
Jackie Fouse: Dave, I wouldn’t make that assumption simply because when you’ve got a company that is, as Corn Products is currently a U.S. headquartered, there’s a lot of things that you have to look at to be able to execute on achieving tax rate reductions.
We included in our synergy estimates are some numbers for tax. We’re probably being a little bit careful with those, because we have to concretely look at exactly how we can integrate all of this into the Bunge structure in that regard. So we are not assuming that we can take their rate all the way down to ours.
We are assuming that we can reduce it somewhat and then we’ll just see where we get to. But we’ll be able to give you a bit better color on that a little later in the year as well. But we are assuming some reduction. It’s just not down to where our tax rate is.
David Driscoll: That goes right to the next question. What’s the timing of the synergies? And then if you could just give us some ball park break down between costs and revenue?
Jackie Fouse: This is pretty rough, okay? But from a cost versus incremental profit opportunity standpoint, we’re looking at something like 60/40 or two-thirds, one third. So there’s more on the cost side. And when we talk about the incremental profit opportunities, we’re just looking at the business bases that we have today, not some of the things that Alberto talked about with potentially being able to get started faster and expand faster in certain jurisdictions.
In terms of the realization of those, obviously we’re going to get on this immediately in terms of putting an integration plan together and work with Corn Products in that regard because they know their business better than we do. And we think we will start to realize those in 2009.
We won’t fully realize them in 2009. We, in our modeling, have planned to have them fully realized by 2011. If things go well, maybe that can accelerate a little bit, but we’ve got it ramping up from ‘09, ‘10 and then into ‘11 to hit the run rate.

David Driscoll: I’ve got one more for Bunge and then a couple for Sam. So Jackie, one more question here on the balance sheet. Can, number one actually, do you have the new credit ratios under the pro forma balance sheet? And then second question here is do you see the need in the near term for Bunge to raise cash through an equity offering?
Jackie Fouse: The answer to the first question is we have run some preliminary credit metrics based on — but those are before we’ve got the full purchase accounting ironed out. So they’re based on estimates of what the pro forma financials are going to look like with some assumptions about the purchase accounting.
So we know that those credit metrics do improve. We have briefed the rating agencies on this transaction and we don’t have a reaction from them yet. So we’ll see how that goes. I’ll be able to give you precise numbers when we get the pro forma financials produced, but they do improve.
And to answer your second question, I don’t see any need to raise more equity. I think as we’ve said in the past, the only reason that we would foresee to do that is if we have a significant acquisition, like the one that we’re doing right now. So that’s exactly how you’ve seen us financing.
David Driscoll: Okay. Great. Thanks for all the time here. Sam, I’ve got a couple of questions for you.
Sam Scott: Sure.
David Driscoll: HFCS in 2009, certainly with $7 corn, this — I certainly feel like the plan to grow earnings in ‘09 is challenged under a $7 corn environment. Can you just frame up for us what you see or how you see the business shaping out in ‘09? I mean, even if it’s not numeric, I’d still appreciate any comments on the ability to raise prices in this kind of environment, all the way to actually not just simply covering the cost of corn, but to seeing profit improvement?
Sam Scott: Certainly, Dave. As I mentioned earlier, we’ve talked on every call about the price of corn going up and where other commodities would be at that point in time. And certainly we need to have sugar prices higher in order to be able to pass through the cost increases. We’ve seen sugar in the U.S. go up substantially over the last couple of weeks.
We’re seeing the same thing happening in Mexico and we’re seeing world sugar go up, and it’s been up quite a bit, as I mentioned in Ken’s question, so the headroom is there. Certainly the price of all of the commodities are getting higher and impacting the food chain, so what that will do on volume still remains to be seen in this economic environment. But that’s only us, that’s everybody. And I think we all are recognizing that we’re going to have to work our way through that.
We still see opportunities for growth in Mexico, with more volume coming on over time. And as I mentioned, we also have grain related and multi-year contracts in place in North

America that provide for improvement in margin as we go forward with those businesses. So we’re looking at it pretty aggressively. We think we have good opportunity going forward in ‘09 and that’s pretty much where we are right now.
David Driscoll: Quick question on international pricing, Sam. This is the one that’s always kind of on a spot basis that you realize the current price of corn almost immediately. How are you seeing pricing go through those international ops today?
Sam Scott: So far, so good. As we mentioned in the last call, we were able to pass through the $6, I guess it was $6.50 then. I’ve not heard any push back from Jorge or John. Obviously we’re getting higher in the levels, but the co-products are also rewarding us in most parts of our world. So we’ve been able to see that go through David and we’re comfortable with where we are right now.
David Driscoll: Final question, any weakness on high fructose volumes because of softness in the beverage industry? We’ve been hearing some comments on this.
Sam Scott: We’re seeing volumes off a little from last year. But not significantly. We’re expecting that with this environment and also with the weather conditions we’ve had recently, this is not really unusual. We have weather like this, in all the years that I’ve been here, we see volumes fall down.
You’ve — as you said, the soft drink industry is pushing back on the size of cans and bottles, so as to get people to buy a little bit more and that’s having an impact. But it has not been that significant and we’re still looking at a pretty good year.
David Driscoll: I appreciate all the color here and thanks a lot. Congratulations on the transaction.
Sam Scott: Thanks, Dave.
Operator: Your next question comes from the line of Christine McCracken. Please proceed.
Christine McCracken: Good morning.
Sam Scott: Good morning.
Alberto Weisser: Good morning, Christine.
Christine McCracken: Just wanted to touch, I guess follow-up, on Dave’s question relative to high fructose contracting. Because of the timing, the deal closing, is would there be any change to either the process of negotiations or and/or how you handle those corn contracts that you generally lock in at the end of the year?

Sam Scott: I don’t see anything at all, Christine. I think we would follow the same basic procedures we have in the past. The market will dictate how we contract. But certainly our intent would be to follow something that’s worked fairly well for us over the last 10 years.
Christine McCracken: So you’re going to — you’re not going to change your risk management practices relative to corn?
Sam Scott: We have not had a chance to spend a lot of time talking about that, but I think with Alberto’s interest in our organization and the performance we’ve had right now, we will look at and get the best of both worlds, but not change, necessarily, the hedging policy we have at our business. Our business dictates that we do what we do.
Christine McCracken: Great. And then just in terms of, again, kind of the fourth quarter timing on the deal closing, is that tied to the complexity of all the different locations that you operate in as a collective company? Or is that really just kind of the earliest that you can see it all getting done? Is there — there’s no antitrust issues at this point?
Jackie Fouse: Hi, Christine. This is Jackie. It’s pretty much about the earliest we can get it done. I mean, we have to make the usual formal filings. So we also have to produce the pro forma financials, file that with the SEC, send the proxies out to the shareholders, the — we — the transaction has to be approved by shareholders on, of both companies, so we’ll have to have those meetings to do that.
And we don’t expect any anti-trust issues. There are some jurisdictions where, just as a result of their laws, you have to file and just go through the formality of that process. And then like you asked the size of the deal, requires that. But — so it’s basically just executing on the formalities.
Christine McCracken: And then, Alberto, just in terms of obviously Corn Products is somewhat of a competitor to sugar in South America, wondering does this — this wouldn’t change your plans necessarily in terms of expanding into sugar, sugar-based ethanol in that market, is it?
Alberto Weisser: No, not really. In fact, it made us even be more interested in it. Because the sweetener business there is very, very good complementarity. So it — there is an advantage to being in both areas. As we got more and more into sugar, we saw the need to have a complete package to the customers.
So sometimes you work more with one, more with the other. So now we have a complete, thinking it from a customer point of view, we have a complete package with both raw materials. In fact, Corn Products even works with other raw materials, with other carbohydrates. So there is an advantage of having being involved with both.
That’s from a sweetener point of view. From an ethanol point of view, biofuels, our philosophy doesn’t change. In fact, Corn Products and Bunge have the same philosophy.

First of all, we are a food and agribusiness company. And on corn and on biodiesel, we are selective investors. Normally only minorities like Corn Products is as well. And our focus is on ethanol from sugar cane.
Christine McCracken: Perfect. Just one last question, in terms of management of the corn wet milling business, are you working to retain several of the hot — the Corn Products, kind of key management personnel? Can you comment on that at all?
Alberto Weisser: Yes. Very much. We are very, very pleased. We are — obviously we know the team for quite awhile. We think that they are, in style, very similar to us. They are very competent. And it’s our utmost interest in keeping them on board. So we are working very hard on that. Because that’s part of the interest we have in this, is also the management capabilities.
Christine McCracken: Perfect. Congratulations.
Alberto Weisser: Thank you.
Sam Scott: Thank you.
Operator: Your next question comes from the line of Christina McGlone. Please proceed.
Christina McGlone: Good morning.
Alberto Weisser: Good morning, Christina.
Christina McGlone: Alberto, you had listed earlier to Vincent’s question a bunch of reasons why you weren’t ready earlier to do this transaction. And my impression was that your geographic footprint in kind of grain storage and logistics wouldn’t really match up with CPO’s geographic footprint. And I want to know what has changed now. I know you’ve grown in grain, in grain distribution logistics and I’m curious how does this footprint stack up now? Is there — are you perhaps at a disadvantage to ADM because of bases being further away from CPO’s facilities with your storage facilities?
Alberto Weisser: I — we feel that from the timing and from the capabilities, it is much more, when we look at the technology, customer focus, risk management, logistics capabilities, so the origination, I think, it is relatively independent. Because some of the sites where Corn Products are, we are not. So in South America, we might have some advantage.
But it’s the whole package. I think Corn Products has done a good job in originating corns. So the, if I understood your question correctly, it is not so much driven by origination, but by many of the other components. So in terms of timing, it was much more were we ready? I think we were not ready before and I don’t think Corn Products was ready before. This is probably the first time both companies are ready to do something.

Christina McGlone: Okay. And then expanding on another further question, so in the oil seeds business, it’s a very flow-through business and corn is much stickier and unable to hedge the co-products directly. I’m just — I want to hear about your intelligence and your skill set in being able to manage corn versus oil seeds.
Alberto Weisser: We are looking — we are very excited about dealing with the byproducts, corn gluten, corn oil, all of these will add very, very well to our capabilities. Like DDGs and all of this. I think this will be very positive. And I think the hedging of these products sometimes are a little bit different and sometimes you hedge it with other commodities. So I feel very comfortable, our team feels very excited about working together.
Christina McGlone: Okay. And in terms of the total new business, I know Jackie said you don’t have the pro formas, but the kind of contracted, fixed price business in North America and Canada. What would that represent in terms of the whole company, the new company’s profits as a percentage?
Jackie Fouse: Let me see. That is a bit of a tough answer. It’s going to be relatively minor in the grand scheme of things. I mean, it’s — we’ll have to just come back to you on that, probably when we’ve sorted some of the numbers out. But you can do the math on how much share they have in North America, what the share has been of that of HFCS is then of that and kind of work down the profit numbers.
Christina McGlone: But that — it seems to me to be less than 5%. So I was just wanted to get your read on that.
Jackie Fouse: I think that’s right.
Sam Scott: Let me help you out a little bit.
Jackie Fouse: I just don’t want to get nailed down to one number.
Christina McGlone: Okay.
Sam Scott: As you know, we have not given out the share of our fixed price business.
Christina McGlone: Yes.
Sam Scott: As fixed price products. So Jackie, although she’s been in the management presentations, we talked about those things, that information, we have to decide how we’re going to go forward with it, whether or not we will or will not give it out in the future, but as of this moment, that has not been information we’ve made public and we’re not going to do it on this call.

Christina McGlone: Okay. And Sam, Jorge and John are staying on to the best of your knowledge?
Sam Scott: To the best of my knowledge, they have had a chance to meet with Alberto and his team. They will be part of the integration team and the transition team and we will be having numerous meetings with the Bunge management over the next couple of months.
Christina McGlone: Okay. And just one last question. I wanted to understand the opportunity in Asia and Alberto, you mentioned China and introducing CPO to the food channel. Can you just give an update on what China’s stance is in terms of corn used for various uses in China?
Alberto Weisser: Sam, would you take that one?
Sam Scott: Sure. As you know, Christine, the Chinese have stopped exporting corn and have effectively said they weren’t going to allow the export of any corn-based products that would be used or could be used for food applications.
That has not fully been in effect, but it’s just — we’re seeing very, very much that becoming the case. And we also know that China is looking to cultivate land up in the north, to produce more corn. Over time, they will be self-sufficient. Right now they pretty much are self-sufficient as a result of stopping that export. So I think it’s a great opportunity for both companies to grow in that country. Certainly from the Ag sector as well as the production of food and industrial products.
Because China is not only going to be on the food side, but they have the largest paper mills in the world, they have the largest textile industry, or will, in the world and those are all products that Corn Products’ business will support. And as the business grows in size, in the Ag space, and in the fertilizer space, although fertilizer is not there today, there is significant opportunities for the Bunge business model to work in China.
Christina McGlone: Okay. Thank you.
Alberto Weisser: Thank you, Christina.
Operator: Your next question comes from the line of Robert Moskow. Please proceed.
Robert Moskow: Hi thanks. Congratulations and just a couple of questions. Alberto, is this the last acquisition you’ll make in the corn sweetener space or do you think there’s more consolidation opportunities in the U.S. beyond this one?
Alberto Weisser: Nice try, Rob. Next question.

Robert Moskow: I’ll move on. But — no, but honestly, I mean, is there more room for consolidation in this industry overall? Whether you do it or somebody else does it in the U.S.?
Alberto Weisser: We — this was an obviously important consideration to — we think about it and where we — what we were convinced is that Corn Products has shown that it has a track record and has the capability to also grow organically, with a pipeline of innovation. So that was important.
We cannot rely our strategy on acquisitions. You need two to tango. So if there are opportunities, we will look at it, like we do all the time. But they have to make sense. But if they don’t happen, we are fine in growing from the inside.
Robert Moskow: Okay. And then you mentioned that this will make you a bigger provider to, say, a Kellogg that’s buying soybean oil and high-fructose corn syrup, for example. How important is it for a Kellogg to get both of these products from one supplier? What does it mean for them and why is it a benefit to them? And maybe you could just give me a little bit more detail on how it creates cost savings for you?
Alberto Weisser: What we are seeing is that more and more of the customers they want to have a supplier with good capabilities, technology capabilities, with a good offering. So obviously the buyer for oil is a different one than for corn. But just to give you an idea, when we bought the margarine company in Germany, they had a market share of 6%. It immediately went up to 10%. So the customers do like to have customers that have depth both in product lines, in size, in scale. So there is a natural interest in it. We saw after the acquisition of Cereol, that our capability, our penetration in the U.S. improved. So we do have received also, obviously, the feedback from customers that there is some interest in it.
Jackie Fouse: Rob, this is — there’s some pretty basic things we’re — even when you just think about quality levels, they like knowing that there’s the same quality standard levels and with respect to innovation, even if some of the products in the portfolio are lower on the innovation scale, the customers, if they feel like they’re going to get more innovation from you over time on the higher added value products, they’ll do the business with you on the lower end as well. So there’s just a lot of things that come together to reinforce that.
Sam Scott: Rob, one thing we’ve got a chance to look at is our joint venture in Brazil, selling to the baking industry by putting the two together was received very well by the customers for that very reason. We had a larger and broader product portfolio and customers generally liked that to deal with customers because they can get more information in a lot of different areas. So it’s not only the product, it’s information and it’s being able to work with them and be able to provide them more and more and grow with that customer base.

Robert Moskow: And as part of that, then, I guess, Jackie, as you’re working on the integration, will you integrate the sales forces of these two companies into one sales force? Or will you call on them separately for different products.
Jackie Fouse: I think that we’ve got to get the deal closed and then sit down with the commercial people in the two organizations and see what is the best approach would be. I think that eventually we are going to see some synergy out of being able to put those — the two things together and manage them perhaps somewhat differently on a go-forward basis. But we’ve still got to look at all of that and really see what commercial approach will work best in which jurisdictions and all that.
Alberto Weisser: Yes, using the example of Brazil, that Sam mentioned, there was no change in the sales force. But the products were sold either through one company or the other and there was an expansion in the business. So you start distributing it together, but the sales force would not be affected. I think, really, you want to leverage it. Probably this is one where one plus one is three. Although this is not included in any of our synergy numbers because this is too soft, it’s too difficult to measure. So but this over time, we will have a better reading on that, the opportunities there.
Jackie Fouse: What might have happened over time was we might have been trying to build a bit more capability on our side at Bunge that Corn Products already has, so we wouldn’t have to do that.
Sam Scott: And one of the things that we’ve done, Rob, at Corn Products for the last few years, we have strategic plans for our individual customers. And as we started looking at supplying customers with more products that come as a result of the Bunge family of products, that strategic plan with be broadened, there will be a layout of how we address the customer and how we most effectively supply the customer and that will be a combination of both organizations thinking it through and then determining how we go after business with that particular customer.
Robert Moskow: Okay. Well it, just logically though, it sounds like if you’re doing that and then Bunge’s doing that on their side, you still have two sales forces. It sounds like there’s room for integration there. But you’ll figure it out as you move along I suppose.
Alberto Weisser: Yes.
Robert Moskow: Lastly, on stevia, I hope I’m pronouncing it correctly.
Alberto Weisser: Right.
Robert Moskow: Cargill’s been giving it a lot of publicity lately. It’s been getting a lot of publicity. Can you give me a sense of what the future is for that product and what kind of competitive threat it represents?

Sam Scott: Well, it’s a naturally based product, high-intensity sweetener, 300 to 400 times as sweet as sugar. We have plants growing in Brazil right now. We have a capital program allocated to put a facility in Brazil at the moment and we are doing testing with our customers at the moment. There’s a great deal of interest in it because it is naturally occurring. Everyone is looking for all-natural, all-naturally occurring as best they can find it. It’s currently in FDA and we have the patented — the plant that we have, which is a higher strain of rebaudioside A is patented through the Morita patent that we have.
So I guess, Rob, we see it as being as very, very attractive business because it’s one that’s servicing the customers’ needs, but there’s a ways from here to get there, although we have all of the steps laid out right now to moving forward on the plan.
Robert Moskow: Okay. Thank you very much.
Alberto Weisser: Thank you Rob.
Sam Scott: You’re welcome.
Operator: Our last question is a follow-up from the line of David Driscoll. Please proceed.
David Driscoll: Hi. Great. Thanks for taking the quick follow-up. I think nobody asked just the basic here, what’s the accretion-dilution analysis, Jackie, in ‘09?
Jackie Fouse: Based on our expectations of realization of the synergies and assuming the midpoint of this range on the collar and then there’s a few other things that have to go into the calculation, obviously, we expect the transaction to be accretive in 2010. 2009 is probably very slightly dilutive.
But again, we’re going to know more when we close because of the collar issue and it could, as soon as we get through that and we have better numbers, we’ll be able to give you a pretty good answer at that point in time.
Alberto Weisser: Plus, how well we implement the synergies.
Jackie Fouse: Yes.
Alberto Weisser: So this one is a tough one. So our current estimate is 2010 but if we do better, could ‘09. Or, if we do worse, it could be a little bit delayed. So you can bet that we’re going to work very hard to make it as soon as possible.
David Driscoll: Alberto, I keep asking you this question on just about every conference call we’re on. So it’s sorry for the repetition here, but your earnings numbers keep going up like there’s just an amazing event. Could you give us a comment on what you see for 2009? Again, even if you’re not specific on a number, do you actually foresee continued earnings growth in ‘09 off the new base you set up this morning?

Alberto Weisser: It is very difficult to talk about ‘09. We normally talk about ‘09 at the January call but let me tell you, the fundamentals of the industry are solid and I don’t see any reason why, at the moment, to see why they should change next year.
David Driscoll: Great. Well I appreciate the comments. Thank you everyone.
Alberto Weisser: Thank you very much.
Sam Scott: Thank you.
Operator: I’ll now turn the call back over to Mr. Mark Haden for closing comments.
Mark Haden: Great, everyone, thank you again for joining us on such short notice and we’ll talk to you next time.
Operator: Thank you all for your participation in today’s conference. This concludes the presentation. You may now disconnect and have a good day.